Exhibit 12(e)
LOUISVILLE GAS AND ELECTRIC COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Successor (a)					Predecessor (b)
	6 Months	Year	Year	Year	2 Months	10 Months	Year
	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	June 30,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Oct. 31,	Dec. 31,
	2014	2013	2012	2011	2010	2010	2009
Earnings, as defined:
Income Before Income Taxes	$138	$257	$192	$195	$29	$167	$142
Mark to market impact of derivative
instruments					1	(20)	(20)
	138	257	192	195	30	147	122

Total fixed charges as below	25	36	44	46	8	40	46

Total earnings	$163	$293	$236	$241	$38	$187	$168

Fixed charges, as defined:
Interest charges (c) (d)	$24	$34	$42	$44	$8	$38	$44
Estimated interest component of
operating rentals	1	2	2	2		2	2

Total fixed charges	$25	$36	$44	$46	$8	$40	$46

Ratio of earnings fixed charges	6.5	8.1	5.4	5.2	4.8	4.7	3.7

(a)	Post-acquisition activity covering the time period after October 31, 2010.
(b)	Pre-acquisition activity covering the time period prior to November 1, 2010.
(c)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(d)	Includes a credit for amortization of a fair market value adjustment of $7 million in 2013.

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